Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated March 13, 2024 (except for the retroactive effect of the 1-for-6,436.1693 stock split as described in the fourth paragraph of Note 17, as to which the date is April 1, 2024), with respect to the combined/consolidated financial statements of PACS Group, Inc. included in Amendment No. 3 to the Registration Statement (Form S-1 No. 333-277893) and related Prospectus of PACS Group, Inc. for the registration of its common stock.
/s/ Ernst & Young LLP

Salt Lake City, Utah
April 10, 2024